Exhibit 99.1

CannTrust Provides Update on Outdoor Cultivation and First Shipment to Australia

VAUGHAN, ON, July 3, 2019 – Today, CannTrust Holdings Inc. ("CannTrust" or the "Company", TSX: TRST, NYSE: CTST) announced an update on its outdoor cultivation operation in British Columbia and its first shipment of capsule and dry flower products to Australia.

Outdoor Cultivation Update

After closing the purchase of its first 81 acres of land in British Columbia for outdoor cannabis cultivation, CannTrust immediately invested in fencing, security, irrigation and other land preparation activities and applied for Health Canada approval to plant and cultivate on the land. Based on its estimate of yields and projected date of permitting at the time, CannTrust estimated 75,000kg of cannabis could be produced from this property in 2019. As CannTrust has yet to receive its Health Canada permit at this stage of the growing season, it is now estimated that production from this operation could range from 0 to 15,000kg in 2019, subject to the timing and receipt of regulatory approvals. A crop of up to 15,000kg is expected if planting is completed in the first half of July 2019 and yields will diminish if a crop is planted in the second half of the month. If a crop is not planted by August 5, 2019, there will be no outdoor harvest in 2019.

CannTrust expects to reach a definitive agreement for a long-term lease for an additional 160 acres in the near term and that all properties, representing over 240 acres of land, will be prepared for planting at the beginning of the growing season in 2020. Between these two properties, CannTrust continues to expect that it can produce between 100,000kg to 200,000kg of cannabis in British Columbia in 2020, subject to regulatory approvals.

“We have access to premium land in a very rich agricultural region and we remain undeterred in our long-term strategy to develop innovative cannabis products at low cost,” said Peter Aceto, Chief Executive Officer.

First Shipment to Australia

Last week, CannTrust completed its first shipment of CBD, THC and 1:1 CBD:THC vegan capsules and dry flower products to Australia. These products will be resold by its partner Cannatrek Ltd. (“Cannatrek”) to medical patients in Australia. These shipments are expected to continue until Cannatrek’s operations achieve commercial production. CannTrust now has nine products available to medical patients in Australia.

“The first steps to build CannTrust’s global footprint were established last year through partnerships in Europe and Australia. We continue to make excellent progress with our partners in these regions as they build their operations and through our regular shipments of our award-winning products to both Denmark and Australia. We will continue taking action to establish leading positions in medical cannabis markets around the world. CannTrust is in an excellent position to increase our international business as medical and recreational cannabis continue to gain acceptance worldwide,” said Peter Aceto.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 72,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the Company’s plans to obtain regulatory approval for outdoor cultivation and estimates on yield for the 2019 growing season, and the shipment of capsule and dry flower products to Cannatrek in Australia. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: obtaining regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information: or to arrange an interview, please contact:

Media Relations: Riya Dhaliwal, Tel: 1-888-677-1477, media@canntrust.ca;

Investor Relations: Marc Charbin, 416-467-5229, investor@canntrust.ca